Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Dated: August 14th, 2002

ALTANA AG

(Exact name of registrant as specified in its charter)

Seedammweg 55
D-61352 Bad Homburg v. d. Höhe
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _✓_ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _✓_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains:

- The press release as of August 14th, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALTANA AG
(Registrant)

Dated: August 14th, 2002

By:
Name: Mr. Rudolf Pietzke
Title: General Counsel ALTANA AG

ALTANA

Press Release

ALTANA AG

Postfach 1563
61285 Bad Homburg v.d.H.

Günther-Quandt-Haus
Corporate Communications
Seedammweg 55
61352 Bad Homburg v.d.H.
Germany

Phone +49 (0) 6172 404-406
Fax +49 (0) 6172 404-430
PR@altana.de
www.altana.com

ALTANA added to the DAX

Bad Homburg, August 14, 2002 – Following a meeting of the Share Index Working Group on August 13, Deutsche Börse AG has decided to include ALTANA AG, Bad Homburg, in the DAX 30 Index. This means that from September 23 onwards, the ALTANA share will be listed amongst the top 30 German shares.

"We are very proud to join the ranks of Germany's DAX 30 companies; following on from the listing in the United States in May, this is another milestone in our 25-year success story. The DAX promotion will encourage us to pursue our strategy with creativity and responsibility in the fields in which we operate, namely pharmaceuticals and chemicals, and to go on creating more value – for our shareholders, our customers, our staff and society as a whole", commented Nikolaus Schweickart, Chairman of the Management Board of ALTANA AG.

ALTANA has clearly met the DAX 30 admission criteria for some time now. As of July 31, 2002, the company ranked 23 on the list of the most important listed German companies in terms of market capitalization and 30 in terms of share trading volume. ALTANA has been quoted on the Frankfurt Stock Exchange under the ticker symbol ALT since September 8, 1977. Under the symbol AAA ALTANA is listed on the "Big Board", i.e. the New York Stock Exchange, since May 22 this year.

ALTANA: From a medium-sized company to an international pharmaceuticals and chemicals Group
In its 25-year history, ALTANA AG has developed from a medium-sized national company to an international pharmaceuticals and chemicals Group. Created in 1977 after the reorganization and splitting of the conglomerate VARTA AG, ALTANA started business under its first Management Board Chairman, Dr. Herbert Quandt, with sales of around €400 million and a staff of about 6,000. Market capitalization was a good €200 million. ALTANA AG now achieves consolidated sales of €2.3 billion (2001) with around 9,500 employees in more than 50 subsidiaries throughout the world. ALTANA is one of Europe's most profitable pharmaceuticals and chemicals companies, with a return on sales before taxes of almost 21%. Market capitalization is now around €7 billion. Representing sales of nearly €500 million, the United States is now ALTANA's biggest single market, and continues to grow in importance. The May listing on the world's biggest stock exchange in New York reflects ALTANA's ongoing commitment to internationalization – the basis for future growth.

Independent Divisions
The ALTANA Group is composed of the strategic management holding company, ALTANA AG, and two operating divisions, ALTANA Pharma and ALTANA Chemie. This structure enhances the flexibility of the individual divisions and enables targeted development.

ALTANA Pharma: Internationalization through innovation
Headquartered in Constance/Germany, ALTANA Pharma employs over 7,000 people to research, manufacture and market innovative prescription drugs (Therapeutics), contrast media (Imaging), in-vitro diagnostic tests and non-prescription medications (OTC). In 2001, the company generated sales of €1.6

billion with these products and a return on sales before taxes (EBITDA) of 27%. The driving force behind this income is Pantoprazole (Pantozol/Protonix), a gastrointestinal drug with sales of €680 million. All distributors included, market sales in 2001 amounted to €1.3 billion. ALTANA expects to see a further increase to approximately €1.9 billion in the current year.

Over the next few years, ALTANA Pharma plans to push ahead with expanding its core business of innovative ethical drugs. Ciclesonide and Roflumilast, two respiratory drugs, are now in the final stage of development: both have blockbuster potential and will be co-marketed together with partners Aventis Pharma and Pharmacia Corporation.

ALTANA Pharma invests around 20% of its therapeutics sales revenues in research. In order to develop new products more quickly and efficiently, ALTANA Pharma focuses on selected research areas: respiratory/ inflammatory diseases, gastrointestinal disorders and oncology. Its new, US-based genomics-oriented research center (ALTANA Research Institute), which is to be set up in Waltham/Boston together with GPC Biotech, will play an important role in this respect. Over the next few years, ALTANA Pharma intends to continue expansion of its research and sales facilities – through alliances and partnerships when most beneficial – with particularly focus on the United States, the world's biggest pharmaceuticals market.

ALTANA Chemie: Profitable specialty products
Based in Wesel, Germany, ALTANA Chemie generated sales of €717 million in 2001and employed over 2,000 people. With an operating return on sales before taxes (EBITDA) of 18.7%, the company is one of the leading players amongst comparable suppliers of specialty chemicals.

ALTANA Chemie is divided into four Business Units: Additives & Instruments, Coatings & Sealants, Varnish & Compounds and Wire Enamels. The company provides innovative, environmentally-sound solutions based on specialty products in over 100 countries. The product range includes additives, special coatings, sealing and casting compounds, impregnating agents and measuring/testing instruments. Major customers include coating manufacturers, coating and plastics processors and the electronics industry.

Thanks to internal innovations and around 20 successful acquisitions since 1989, ALTANA Chemie now ranks amongst the market leaders in four areas: top quality additives, wire enamels, closure compounds and measuring instruments. ALTANA Chemie remains committed to setting itself apart from its competitors through product innovation, quality, technical competence and customer service, and to attaining and/or strengthening leading international market positions in all fields of business.

On course for a new record year
ALTANA AG has continued its positive business development throughout the first half of 2002. Consolidated sales rose by 13% to almost €1.3 billion in the first half of the year, compared to more than €1.1 billion in the previous year.

ALTANA clearly improved its key indicators of operating performance, EBITDA and EBIT: the EBITDA value rose by 25% to €320 million, whilst the EBIT figure also climbed by 25% to €262 million. Pre-tax profit (EBT) amounted to €264 million in the first half of the year, corresponding to an increase of 19% in year-on-year terms. Amounting to almost €170 million, income before minority interests was 31% up on the prior-year level. As a result, earnings per share increased by 33%, from €0.91 prior year to €1.21. The operating return (EBITDA) currently amounts to 25.2% compared with 22.8% last year. The return on sales before taxes (EBT) improved to 20.8% as against 19.8% in the reference period 2001.

ALTANA expects to see further positive growth in 2002. "Despite the difficult environment, we further anticipate double-digit growth rates of between 10% and 20% for both sales and operating profit", stated Nikolaus Schweickart. "We are therefore confident that we will achieve our seventh record year in succession, despite the current exchange rate situation."

ALTANA

About the company
ALTANA AG (NYSE: AAA) is an international pharmaceuticals and chemicals Group with sales of €2.3 billion in 2001 and about 9,500 employees all over the world. Its Pharmaceuticals division, ALTANA Pharma (Constance), concentrates on the areas Therapeutics, Diagnostics and OTC medication, and focuses on innovative pharmaceutical research (gastroenterology, respiratory, oncology). ALTANA Pharma represents a group of about 30 subsidiaries and affiliates in Europe, the Americas and Asia. The Chemicals division, ALTANA Chemie, develops, produces and sells Additives & Instruments, Coatings & Sealants, Varnish & Compounds and Wire Enamels worldwide. The Chemicals division has more than 20 subsidiaries and affiliates all over the world.

This press release contains forward-looking or anticipatory statements which are subject to certain risks and uncertainties. If the assumptions on which these statements are based do not materialize, actual results may differ from those expected. ALTANA undertakes no obligation to update any forward-looking statements or adapt them to future events or developments.

This press release is also available at ***www.altana.com****.*

For questions:

ALTANA AG
Dr. Thomas Gauly
Head of Corporate Communications &
Investor Relations

phone: +49 (0) 6172 - 404 266
fax: +49 (0) 6172 - 404 430

Press & Media Relations:
Steffen Müller
phone: +49 (0) 6172 - 404 406
fax: +49 (0) 6172 - 404 430

Investor Relations
Sandra Fabian
phone: +49 (0) 6172 - 404 383
fax: +49 (0) 6172 - 404 448